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September 22, 2014	WASHINGTON, D.C.
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Re:	Wisconsin Energy Corporation
Registration Statement on Form S-4
Filed August 13, 2014
File No. 333-198096

Dear Ms. Ransom:

On behalf of Wisconsin Energy Corporation (“Wisconsin Energy”), we are writing in response to the comments contained in the Staff’s comment letter dated September 10, 2014 with respect to Wisconsin Energy’s Registration Statement on Form S-4, as filed with the Securities and Exchange Commission (the “Commission”) on August 13, 2014 (the “Form S-4”).

For the convenience of the Staff’s review, the comments contained in the Staff’s comment letter are set forth below and indicated in bold, followed by Wisconsin Energy’s responses immediately after each comment.  In addition, Wisconsin Energy has filed today Amendment No. 1 to the Form S-4 (“Amendment No. 1”).  Wisconsin Energy is also delivering with this letter four courtesy copies of Amendment No. 1 marked to show the revisions Wisconsin Energy has made in response to the Staff’s comments, as well as certain other changes to the Form S-4.  The page numbers in the responses refer to pages of Amendment No. 1.

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General

1.              At this time, a review remains open for the annual report on Form 10-K filed by Integrys Energy Group, Inc. for the fiscal year ended December 31, 2013. We will coordinate any request for acceleration of effectiveness for this registration statement with resolution of all comments regarding the Form 10-K review. Please confirm your understanding in this regard. As applicable, please tell us what consideration you gave to revising your registration statement to address the comments relating to such Form 10-K for the fiscal year ended December 31, 2013.

We respectfully note that we have been informed by Integrys Energy Group, Inc. (“Integrys”) that it received a comment letter from the Staff on September 18, 2014 instructing Integrys to make certain revisions to future filings, but not requiring Integrys to make any revisions to its disclosures in existing public filings.  Therefore, we respectfully advise the Staff that we have not made any related revisions to the registration statement at this time.  Furthermore, we respectfully note that Integrys has informed us that it believes all the Staff’s comments on Integrys’s Form 10-K for the fiscal year ended December 31, 2013 have been resolved at this time.

2.              Please disclose throughout the joint proxy statement/prospectus a dollar value for the aggregate merger consideration to be received by the Integrys shareholders, using a representative date to value the stock consideration (e.g., the last trading day before the public announcement of the merger).

In response to the Staff’s comment, references to an estimate of the dollar value for the aggregate merger consideration to be received by the Integrys shareholders has been made in the letter to Wisconsin Energy’s stockholders, Integrys’ letter to its shareholders and on pages 2, 13 and 32 of Amendment No. 1.

The Merger, page 39

Background to the Merger, page 39

3.              We note that the merger consideration proposed by you on April 23, 2014, included “a special dividend of the after-tax net proceeds and certain balance sheet adjustments from the sale of IES (which was assumed to occur prior to the closing of the transaction) expected to be $4.73 per share.” However, we note that the merger consideration proposed on June 16, 2014 and approved by each of your board of directors and Integrys board of directors “did not include any contingent consideration mechanism related to the potential sale of the IES Retail Business.” Please explain the rationale for the exclusion of such contingent consideration mechanism from the merger consideration.

After discussions between Integrys management and the Integrys board of directors and between the management teams of Wisconsin Energy and Integrys, Integrys communicated its preference to have the merger consideration include a fixed value for the IES Retail Business as opposed to such value being contingent on the sale of IES. The companies agreed this would be the simplest way to address consideration with respect to the IES Retail Business. Therefore, the merger consideration includes a fixed component for this business. The proceeds received by Integrys from any sale of the IES Retail Business prior to closing the merger will remain at Integrys to be reinvested in the company.

4.              We note your disclosure on page 46 that members of the Integrys board of directors formed a Transaction Committee to “oversee and work together with management in connection with Integrys’ exploration of a strategic transaction with Wisconsin Energy.” Please tell us whether the Integrys board considered forming an independent special committee and what consideration, if any, was given to disclosing the board’s perspective on forming a special committee. In addition, please tell us what consideration was given to whether the lack of a special committee should be disclosed in a risk factor and/or elsewhere in your registration statement as a potential risk of the merger.

We respectfully note that we have been informed by Integrys that the Integrys board did not form a special committee to consider and negotiate the strategic transaction with Wisconsin Energy because the transaction did not present any material conflicts of interest for the members of the Integrys board as to the transaction that would require formation of a special committee.  All interests of Integrys directors and executive officers in the transaction are detailed in the section titled “The Merger — Interests of Directors and Executive Officers of Integrys in the Merger.”  Integrys has informed us that at each meeting at which the Integrys board discussed the strategic transaction with Wisconsin Energy, the Integrys board met in executive session of all independent members of the Integrys board which included all the directors other than Mr. Charles A. Schrock, the chief executive officer of Integrys.  Accordingly, we respectfully inform the Staff that Integrys has advised us that the formation of a special committee of independent directors of Integrys would not have made a practical difference in the manner that the Integrys board considered and evaluated the transaction with Wisconsin Energy and therefore, Integrys does not believe the lack of a special committee of the Integrys board created any potential risk with respect to the merger.  We respectfully submit to the Staff Integrys’ view that no disclosure in this regard is needed as a risk factor or elsewhere in the registration statement.  Moreover, we respectfully refer the Staff to page 47 of Amendment No. 1 in which we have previously described that the Integrys board established the Transaction Committee to facilitate participation of the Integrys board in the negotiation process, but that the Transaction Committee had no decision-making authority with respect to the transaction.

U.S. Federal Income Tax Consequences, page 107

U.S. Federal Income Tax Consequences to Integrys Shareholders, page 108

5.              We note your disclosure on page 109 that your tax counsel, Skadden, Arps, Slate, Meagher & Flom LLP, and tax counsel for Integrys, Cravath, Swaine & Moore LLP, will provide tax opinions dated as of the completion date of the merger. We also note your disclosure within the same section that neither you nor Integrys intends to waive the condition that a tax opinion be provided. Please clarify whether the provision of these tax opinions is a non-waivable condition to the merger. If the provision of the tax opinions is a waivable condition of the merger, please file the tax opinions in a pre-effective amendment to your registration statement, and please also confirm to us and disclose in your joint proxy statement/prospectus that you will recirculate and resolicit if any such condition is waived and the change in tax consequences is material. Please see Sections III.D.2 and III.D.3 of Staff Legal Bulletin No. 19.

In response to the Staff’s comment, the disclosure on page 110 of Amendment No. 1 has been revised to clarify that the provision of the tax opinions from Skadden, Arps, Slate, Meagher & Flom LLP and Cravath, Swaine & Moore LLP is a waivable condition of the merger, and that, if either Wisconsin Energy or Integrys waives this opinion condition after the Form S-4 has been declared effective by the SEC, and if the U.S. federal income tax consequences of the merger to Integrys shareholders have materially changed, Wisconsin Energy and Integrys will recirculate the joint proxy statement/prospectus and resolicit the votes of Wisconsin Energy stockholders and Integrys shareholders. Forms of the tax opinions of Skadden, Arps, Slate, Meagher & Flom LLP and Cravath, Swaine & Moore LLP are filed as exhibit 8.1 and exhibit 8.2, respectively, to Amendment No. 1.

Litigation Related to the Merger, page 111

6.              Please provide any material updates regarding the pending litigation filed in connection with the proposed transaction by alleged shareholders of Integrys against Integrys, the individual directors of Integrys and you.

In response to the Staff’s comment, Wisconsin Energy has revised its disclosure beginning on page 112 of Amendment No. 1.

The Merger Agreement, page 112

7.              We note your disclosure that “one should not read [the representations in the merger agreement] or any description thereof as characterizations of the actual state of facts or condition of Wisconsin Energy or Integrys, which are disclosed in the other information provided elsewhere in this joint proxy statement/prospectus or incorporated by reference herein.” Please be advised that, notwithstanding the inclusion of a general disclaimer, you are responsible for considering whether additional specific disclosures of material information regarding contractual provisions are required to make the statements included in the filing not misleading. Please include disclosure acknowledging that if specific material facts exist that contradict the representations, warranties or covenants in the merger agreement, you have or will provide corrective disclosure. Furthermore, please revise to remove any potential implication that the information in your agreement does not constitute public disclosure under the federal securities laws.

In response to the Staff’s comment, Wisconsin Energy has revised its disclosure on page 114 of Amendment No. 1.

Where You Can Find More Information, page 172

8.              You may wish to revise this section to state that all filings filed by you pursuant to the Exchange Act after the date of the initial registration statement and prior to effectiveness of the registration statement shall be deemed to be incorporated by reference into the prospectus. Please see Securities Act Forms Compliance and Disclosure Interpretation 123.05, which is available on our website, for more information.

In response to the Staff’s comment, Wisconsin Energy has revised its disclosure on page 175 of Amendment No. 1.

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If you have additional questions or require any additional information with respect to the Form S-4 or this letter, please do not hesitate to contact me at (312) 407-0527 or susan.hassan@skadden.com or my colleague, John Nelson at (312) 407-0607 or john.nelson@skadden.com.

Very truly yours,

/s/ Susan S. Hassan
Susan S. Hassan

cc:	Gale E. Klappa
Chairman of the Board and Chief Executive Officer
Wisconsin Energy Corporation

Susan H. Martin
Executive Vice President, General Counsel and Corporate Secretary
Wisconsin Energy Corporation